SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CELL GENESYS, INC.

(Name of Issuer)

CELL GENESYS, INC.

(Name of Filing Person (Offeror and Issuer))

3.125% Convertible Senior Notes due 2011

(Title of Class of Securities)

150921AA2

150921AB0

(CUSIP Numbers of Class of Securities)

STEPHEN A. SHERWIN, M.D.

Chairman of the Board and Chief Executive Officer

500 Forbes Boulevard

South San Francisco, California 94080

(650) 266-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

SAMUEL ZUCKER, Esq.	ERIC C. SIBBITT, Esq.
O’Melveny & Myers LLP	O’Melveny & Myers LLP
2765 Sand Hill Road	2 Embarcadero Center, 28th Floor
Menlo Park, CA 94025-7019	San Francisco, CA 94111-3823
(650) 473-2600	(415) 984-8700

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$32,000,000	$1258

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of $80,000,000 aggregate principal amount of the outstanding 3.125% Convertible Senior Notes due 2011, at the maximum tender offer price of $400 per $1,000 principal amount.
**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2008, by Cell Genesys, Inc., a Delaware corporation (“Cell Genesys” or the “Company”), relating to the offer by the Company to purchase up to $80,000,000 aggregate principal amount of its outstanding 3.125% Convertible Senior Notes due 2011 (the “Notes”) at a price not greater than $400 nor less than $320 per $1,000 principal amount, plus accrued and unpaid interest thereon up to, but not including, the date of purchase with the purchase price to be determined by the “Modified Dutch Auction” procedure described in the Offer to Purchase, dated November 7, 2008 (the “Offer to Purchase”). The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which were attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented herewith and from time to time hereafter, constitute the “Offer”).

Amendments to the Offer to Purchase

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) The first two sentences of the last full paragraph on page iii of the Offer to Purchase are hereby amended by deleting such sentence in its entirety and replacing it with the following new sentences: “We are making the Offer to all Holders. However, if we become aware of any jurisdiction in which the making of the Offer or the tender of Notes pursuant to the Offer would not be in compliance with the laws of such jurisdiction, and after making a good faith effort we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the Holders residing in that jurisdiction.”

(2) The legend containing cautionary language with respect to “forward-looking statements” on page v of the Offer to Purchase is hereby amended by (i) deleting the phrase “within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934” from the first sentence thereof, and (ii) adding the following new sentences to the beginning of the paragraph: “This Offer to Purchase and the documents incorporated herein by reference contain “forward-looking statements” that are based on current expectations, estimates, beliefs, assumptions and projections about our business. Words such as “expects,” “anticipates,” “intends,” “targets,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will,” “should” and variations of such words, and similar expressions, are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors.”

(3) Section 10, “Conditions of the Offer,” of the Offer to Purchase is hereby amended by,

(i) in the second sentence of the first paragraph thereof, deleting the phrase “that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (including any action or inaction by us), makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for the Notes in the Offer” in its entirety;

(ii) deleting the first sub-bullet under the third bullet point in its entirety and replacing it with the following: “any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market for more than 24 hours;”;

(iii) deleting the third sub-bullet under the third bullet point in its entirety;

(iv) deleting the sixth sub-bullet under the third bullet point in its entirety; and

(v) in the final paragraph thereof, deleting the first sentence of such paragraph in its entirety and replacing it with the following new sentence: “The foregoing conditions are for our sole benefit, and the failure of any such condition to be satisfied prior to the Expiration Date may be asserted by us regardless of the circumstances giving rise to any such failure (other than, with respect to the conditions set forth in the first, second and third bullet points and the fourth and fifth sub-bullets under the fifth bullet point above, circumstances within our direct control) and any such failure may be waived by us in whole or in part at any time and from time to time prior to the Expiration Date in our sole discretion.”

(4) Section 18, “Miscellaneous,” of the Offer to Purchase is hereby amended by deleting the first paragraph thereof in its entirety and replacing it with the following new paragraph: “We are making the Offer to all Holders. We are not aware of any jurisdiction in which the making of the Offer or the tender of Notes pursuant to the Offer would not be in compliance with the laws of such jurisdiction. If we become aware of any jurisdiction in which the making of the Offer or the tender of Notes pursuant to the Offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such a good faith effort, we cannot comply with any such law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the Holders residing in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Cell Genesys by one or more registered brokers or dealers licensed under the laws of such jurisdiction.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

CELL GENESYS, INC.

/s/ Stephen A. Sherwin
Stephen A. Sherwin, M.D.
Chairman of the Board and Chief Executive Officer

Date: November 26, 2008

Index to Exhibits

Exhibit Number	Description
(a)(1)(i)*	Offer to Purchase, dated November 7, 2008.

(a)(1)(ii)*	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)(i)*	Press Release, dated November 7, 2008.

(d)(1)	Indenture, dated as of October 20, 2004, between Cell Genesys, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-3 (Reg. No. 333-121732), filed with the SEC on December 29, 2004.

(d)(2)	Resale Registration Rights Agreement, dated as of October 20, 2004, among Cell Genesys, Inc. and J.P. Morgan Securities and Lehman Brothers, Inc., as representatives of the initial purchasers (incorporated by reference to Exhibit 10.1 filed with the Company’s Registration Statement on Form S-3 (Reg. No. 333-121732), filed with the SEC on December 29, 2004).

*	Previously filed with the Schedule TO.

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